# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuran Wireless Inc., CIK 0001680637
CUSIP: 67059X304
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, Quebec Canada (A8), G1N 2G3
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002145738

## Reporting persons
- Pacific Investment Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,157,900; shared voting power 0; sole dispositive power 1,157,900; shared dispositive power 0; aggregate amount beneficially owned 1,157,900 (8.8% of the class)
  Comment: The percentage set forth in item 11 is calculated based on 13,084,716 common shares of the Issuer outstanding as of March 31, 2026, as reported in the Issuer's amended and restated interim condensed consolidated financial statements for the three months ended March 31, 2026, as set out in the Issuer's Form 6-K furnished with the Securities and Exchange Commission on July 16, 2026.

## Item 1. Issuer
Name of issuer: Nuran Wireless Inc.
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, QUEBEC, CANADA, G1N 2G3

## Item 2. Person Filing
Name of person filing: Pacific Investment Holdings Ltd.
Address of principal business office or, if none, residence:
21/F Low Block, Grand Millennium Plaza
181 Queen's Road Central
Hong Kong, Hong Kong
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,157,900 common shares
Percent of class: 8.8%
Sole power to vote or to direct the vote: 1,157,900 common shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,157,900 common shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pacific Investment Holdings Ltd: Daniel Nauth, Director (07/16/2026)